                                                                 Exhibit (a)(10)


                          [URS CORPORATION LETTERHEAD]

FOR IMMEDIATE RELEASE


Contact:  URS                 Sard Verbinnen & Co.
          Kent Ainsworth      Andrew Merrill/
          EVP & CFO           Christina Johnson
          415-774-2700        212/687-8080


         URS Corporation Reports 42% Rise in Second Quarter Net Income

                       Earnings Per share Increases 36%

--------------------------------------------------------------------------------

   San Francisco, May 24, 1999 - URS Corporation (NYSE: URS - news) today reported record revenue, net income and earnings per share for the second quarter ended April 30, 1999.

     Revenue for the second quarter of 1999 reached $222,219,000, up 14% from $195,182,000 reported for the second quarter of fiscal 1998. Net income increased 42%, rising to $6,995,000 from $4,943,000 for the same period last year. Earnings per share increased 36% to $0.42, compared to $0.31 for the second quarter ended April 30, 1998.

     For the six months ended April 30, 1999, revenues increased 9% to $415,069,000 from $381,338,000 for the first six months of last year. Net income for the six month period was $12,667,000, or $0.77 per share, compared to $9,112,000, or $0.58 per share for the same period last year, representing a 33% increase in net income per share. At April 30, 1999, backlog totaled $712,815,000 compared with $675,000,000 at October 31, 1998.

     "We are pleased with the strength of our second quarter results, which reflect the continued strong fundamentals of our core engineering and design business," commented Martin M. Koffel, Chairman and Chief Executive Officer.

     Added Koffel, "Our pending acquisition of Dames & Moore Group, which was announced on May 5, 1999, is on schedule. The cash tender for Dames & Moore's common shares commenced on May 11, 1999 and will expire June 8, 1999, unless extended. Last week the Federal Trade Commission granted early termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act."

     Headquartered in San Francisco, URS Corporation offers a broad range of planning, design, and program and construction management services through 140 offices located in 16 countries, including Europe and Asia/Pacific. URS provides services for infrastructure projects involving air and surface transportation systems; institutional, industrial and commercial facilities; and pollution control, water resources and hazardous waste management programs. The Company serves local, state and federal government agencies as well as private clients in the chemical, manufacturing, pharmaceutical, forest product, mining, water supply, commercial development, telecommunications and utilities industries.

     This press release contains "forward-looking statements" within the meaning of the securities laws, including statements about the continued strength of the Company's business and the schedule of the Dames & Moore acquisition. We believe that our expectations are reasonable and are based on reasonable assumptions. However, risks and uncertainties relating to future events that could cause actual results to differ materially from our expectations include our ability to consummate the Dames & Moore acquisition and the related financing, our dependency on government programs and contracts, competitive practices in the industry, our ability to attract and retain qualified professionals, exposure to potential liability, and other factors discussed more fully in the Company's 1998 Form 10-K and other publicly available reports filed with the Securities and Exchange Commission from time to time. The Company does not intend, and assumes no obligation, to update any forward-looking statements.

                                URS CORPORATION
                                 Financial Data
                                  (unaudited)

                                   ---------

                          SUMMARY OF FINANCIAL RESULTS

                       Second Quarter              Six Months
                       Ended April 30,           Ended April 30,
                    1999           1998         1999         1998
Revenues         $222,219,000  $195,182,000  $415,069,000  $381,338,000

Costs and
 Expenses         209,724,000   186,039,000   392,602,000   364,626,000

Income Before
 Taxes             12,495,000     9,143,000    22,467,000    16,712,000

Net Income       $  6,995,000  $  4,943,000  $ 12,667,000  $  9,112,000
                 ============  ============  ============  ============


Earnings
per share:
  Basic          $        .45  $        .33  $        .82  $        .61
                 ============  ============  ============  ============
  Diluted        $        .42  $        .31  $        .77  $        .58
                 ============  ============  ============  ============

                     SUMMARY OF FINANCIAL POSITION

                             April 30,    October 31,
                                1999          1998
                            ------------  ------------

Current assets              $318,423,000  $286,185,000

Other assets                 176,234,000   165,519,000

Total assets                $494,657,000  $451,704,000
                            ============  ============

Current liabilities         $159,293,000  $155,216,000

Total liabilities            311,708,000   285,344,000

Stockholders' equity         182,949,000   166,360,000

Total liabilities
and stockholders' equity    $494,657,000  $451,704,000
                            ============  ============